Exhibit 99.1

FOR RELEASE March 6, 2019

China Biologic Reports Financial Results

for the Fourth Quarter and Fiscal Year 2018

--4Q18 Total Sales Up 27.5% YoY in USD terms, or 33.5% YoY in RMB terms;
Net Income Up $59.4 Million YoY to $34.8 Million;
Non-GAAP Adjusted Net Income Up 23.9% YoY in RMB terms --

--FY18 Total Sales Up 26.1% YoY in USD terms, or 23.5% YoY in RMB terms;
Net Income Up 88.7% YoY to $128.1 Million;
Non-GAAP Adjusted Net Income Up 0.6% YoY in RMB terms --

-- Issues Forecast for FY19 –

--Board of Directors Extends previously Approved Share Repurchase Program--

BEIJING, China – March 6, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its financial results for the fourth quarter and fiscal year of 2018.

Fourth Quarter 2018 Financial Highlights

•	Total sales in the fourth quarter of 2018 increased by 33.5% in RMB terms and 27.5% in USD terms to $114.9 million from $90.1 million in the same quarter of 2017.
•	Gross profit increased by 30.4% to $77.3 million from $59.3 million in the same quarter of 2017. Gross margin increased to 67.3% from 65.8% in the same quarter of 2017.
•	Income from operations increased by 116.8% to $42.5 million from $19.6 million in the same quarter of 2017. Operating margin increased to 37.0% from 21.8% in the same quarter of 2017. Excluding TianXinFu, income from operations increased by 120.6% in RMB terms and 110.7% in USD terms in the fourth quarter of 2018 compared to the same quarter of 2017, and operating margin increased to 38.9% from 21.8% in the same quarter of 2017.
•	Non-GAAP adjusted income from operations increased by 36.0% in RMB terms and 29.6% in USD terms to $39.8 million from $30.7 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations increased by 25.5% in RMB terms and 19.9% in USD terms in the fourth quarter of 2018 compared to the same quarter of 2017.

•	Net income attributable to the Company, increased by $59.4 million to $34.8 million from a net loss of $24.6 million factoring in $40.3 million repatriation tax charge in the same quarter of 2017. Fully diluted earnings per share was $0.87 compared to fully diluted loss per share of $0.86 in the same quarter of 2017.
•	Non-GAAP adjusted net income attributable to the Company increased by 23.9% in RMB terms and 18.5% in USD terms to $30.7 million from $25.9 million in the same quarter of 2017. Non-GAAP adjusted earnings per share decreased to $0.76 from $0.90 in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company increased by 19.2% in RMB terms and 13.9% in USD terms in the fourth quarter of 2018 compared to the same quarter of 2017.

Fiscal Year 2018 Financial Highlights

•	Total sales in 2018 increased by 23.5% in RMB terms, or 26.1% in USD terms, to $466.9 million from $370.4 million in 2017.
•	Gross profit increased by 30.7% to $320.1 million from $244.9 million in 2017. Gross margin increased to 68.6% in 2018 from 66.1% in 2017.
•	Income from operations increased by 7.6% to $146.2 million from $135.9 million in 2017. Operating margin decreased to 31.3% in 2018 from 36.7% in 2017. Excluding TianXinFu, income from operations decreased by 7.2% in RMB terms and 5.1% in USD terms in 2018 compared to 2017, and operating margin decreased to 30.6% in 2018 from 36.7% in 2017.
•	Non-GAAP adjusted income from operations increased by 0.7% in RMB terms and 3.6% in USD terms to $177.7 million from $171.6 million in 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 13.7% in RMB terms and 11.4% in USD terms in 2018 compared to 2017.
•	Net income attributable to the Company, factoring in $7.5 million repatriation tax reversal and $40.3 million repatriation tax charge, respectively in 2018 and 2017, increased by 81.9% in RMB terms and 88.7% in USD terms to $128.1 million from $67.9 million in 2017. Fully diluted earnings per share was $3.53 compared to $2.38 in 2017. Excluding TianXinFu, net income attributable to the Company increased by 63.6% in RMB terms and 69.4% in USD terms in 2018 compared to 2017.
•	Non-GAAP adjusted net income attributable to the Company increased by 0.6% in RMB terms, or 3.3% in USD terms, to $145.9 million from $141.2 million in 2017. Fully diluted non-GAAP adjusted net income per share decreased to $4.02 from $4.95 in 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 12.3% in RMB terms and 10.0% in USD terms in 2018 compared to 2017.

“While China’s plasma industry continues to adapt to a changing regulatory environment and intensified competition, we delivered results in line with our previously revised guidance. While we anticipate that policy headwinds will continue to be challenging in the short term, we remain confident in our vision of building a world-class biopharmaceutical and biotechnology company,” said Joseph Chow, Chairman of the China Biologic Board of Directors. “I am thankful for the confidence that the Board has placed in me as Chairman and I look forward to continuing to work with the Board and management team to develop strategies to realize our vision and create greater value for our shareholders.”

Dr. Bing Li, CEO of China Biologic, commented, “We made meaningful progress in improving our sales and marketing capabilities during the fourth quarter of fiscal year 2018, including hiring new industry talent, further broadening our sales channel coverage, and reducing inventory levels. In particular, the task of improving inventory levels for IVIG at our Guizhou subsidiary was well executed, and I am confident that we are on the right track for a return to healthy inventory levels in the future. We are also glad that Dr. Homer He, with over 30 years of experience working with global healthcare leaders in China and overseas, has joined us as Chief Business Officer to help accelerate the transformation of our sales efforts. We look forward to Dr. He’s leadership and contributions as we expand our business.”

“Looking to the year ahead, we will continue to focus on strengthening China Biologic’s commercial capabilities and expanding our sales force penetration at the hospital level, as well as managing inventories and hiring key industry talent. We will further increase our efforts to educate Chinese doctors about the benefits of IVIG, PCC and other coagulation factor products in treating patients across a wide range of clinical indications. We are also significantly increasing our research and development efforts to support expanded product pipelines in our plasma and medical device businesses, and in particular, the clinical development of key late-stage products. We are pleased with our Board’s recent approval of our capital expansion plan to build a replacement fractionation facility in Guizhou with the aim of improving China Biologic’s ability to meet the increasing market demand for plasma therapeutics in China and enhancing our production efficiency and quality with state-of-the-art technologies. As part of our core strategy, we will also consider suitable acquisition targets that will position China Biologic for long-term growth.”

Extension to Share Repurchase Program

On March 4, 2019, the Board of Directors of the Company approved the extension to the Company’s previously authorized $100 million share repurchase program for another six months until October 31, 2019. The Company’s repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or through other legally permissible means. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law.

Fourth Quarter 2018 Financial Performance

Total sales in the fourth quarter of 2018 increased by 33.5% in RMB terms, or 27.5% in USD terms, to $114.9 million from $90.1 million in the same quarter of 2017. The increase in total sales was partly attributable to an $8.8 million contribution from TianXinFu, which accounted for approximately 7.7% of total sales for the quarter. Excluding TianXinFu, total sales in the fourth quarter of 2018 increased by 23.2% in RMB terms, mainly attributable to the sales increases in human albumin and IVIG products. For plasma products, total sales in the fourth quarter of 2018 increased by 25.2% in RMB terms, or 19.8% in USD terms, to $90.3 million from $75.4 million in the same quarter of 2017.

Cost of sales increased by 22.1% to $37.6 million in the fourth quarter of 2018 from $30.8 million in the same quarter of 2017. As a percentage of total sales, cost of sales decreased to 32.7% from 34.1% in the same quarter of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales increased to 35.1% of total sales, mainly because of lower sales prices for the Company’s human albumin and IVIG products, which was partly offset by a higher sales price of its placenta polypeptide product.

Gross profit increased by 30.4% to $77.3 million in the fourth quarter of 2018 from $59.3 million in the same quarter of 2017. Gross margin was 67.3% and 65.8% in the fourth quarter of 2018 and 2017, respectively.

Total operating expenses in the fourth quarter of 2018 decreased by $4.9 million, or 12.3%, to $34.8 million from $39.7 million in the same quarter of 2017. As a percentage of total sales, total operating expenses decreased to 30.3% in the fourth quarter of 2018 from 44.1% in the same quarter of 2017. Excluding TianXinFu, total operating expenses decreased by $12.1 million, or 30.5%, to $27.6 million in the fourth quarter of 2018. This decrease mainly consisted of a decrease of $13.1 million in general and administrative expenses, excluding TianXinFu.

Income from operations for the fourth quarter of 2018 increased by 127.7% in RMB terms, or 116.8% in USD terms, to $42.5 million from $19.6 million in the same period of 2017. Excluding TianXinFu, income from operations increased by 120.6% in RMB terms, or 110.7% in USD terms, in the fourth quarter of 2018 compared to the same quarter of 2017.

Income tax expense was $8.2 million for the fourth quarter of 2018 compared to $44.7 million in the same quarter of 2017. Income tax expense in the fourth quarter of 2017 included a one-time charge of $40.3 million, which represented management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the new U.S. income tax law that went into effect on December 22, 2017 (the “U.S. Tax Reform”). Excluding the impact of the income tax charge in 2017, the effective income tax rate was 17.5% and 19.5% for the fourth quarter of 2018 and 2017, respectively.

Net income attributable to the Company, increased to $34.8 million from a net loss of $24.6 million, factoring in the one-time $40.3 million income tax charge in the same quarter of 2017. Fully diluted earnings per share was $0.87 compared to fully diluted loss per share of $0.86 in the same quarter of 2017.

Non-GAAP adjusted income from operations increased by 36.0% in RMB terms and 29.6% in USD terms to $39.8 million from $30.7 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations increased by 25.5% in RMB terms and 19.9% in USD terms in the fourth quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted net income attributable to the Company increased by 23.9% in RMB terms, and 18.5% in USD terms, to $30.7 million in the fourth quarter of 2018 from $25.9 million in the same quarter of 2017. Non-GAAP net margin decreased to 26.7% in the fourth quarter of 2018 from 28.7% in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company increased by 19.2% in RMB terms and 13.9% in USD terms in the fourth quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted net income per diluted share decreased to $0.76 in the fourth quarter of 2018 from $0.90 in the same quarter of 2017.

Non-GAAP adjusted income from operations for the fourth quarter of 2018 excludes $4.6 million in reversal of non-cash employee share-based compensation expenses, and $1.8 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the fourth quarter of 2018 exclude $5.4 million in reversal of non-cash employee share-based compensation expenses, and $1.2 million in amortization of acquired intangible assets and land use rights related to the acquisition of TianXinFu.

Fiscal Year 2018 Financial Performance

Total sales in 2018 increased by 23.5% in RMB terms and 26.1% in USD terms to $466.9 million from $370.4 million in 2017. The increase in sales for 2018 was partly attributable to a $44.7 million contribution from TianXinFu, which accounted for approximately 9.6% of total sales for 2018. Excluding TianXinFu, total sales in 2018 increased by 11.7% in RMB terms as a result of increases in the sales of placenta polypeptide products, human albumin products, certain special immunoglobulin products, and coagulation factor products, which was partly offset by decreases in the sales of IVIG products. For plasma products, total sales in 2018 increased by 8.0% in RMB terms, or 10.2% in USD terms, to $354.0 million from $321.2 million in 2017.

During 2018, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 10.4% in RMB terms, or 12.8% in USD terms, from $132.5 million in 2017 to $149.4 million in 2018. Revenue from IVIG products decreased by 5.7% in RMB terms, or 3.4% in USD terms, from $117.5 million in 2017 to $113.5 million in 2018. As a percentage of total sales, sales from human albumin and IVIG products were 32.0% and 24.3%, respectively, in 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products represented 35.4% and 26.9% of total sales, respectively, compared to 35.8% and 31.7%, respectively, in 2017. The large decrease of IVIG sales’ percentage mainly reflected the combined effects of decreased sales volume and decreased sales prices year over year.

The sales volume of human albumin products increased by 17.0%, primarily due to increased sales volumes in the distributor and pharmacy channels, which was partly offset by decreased prescription volumes at various hospitals due to the ongoing healthcare regulatory changes in China. The sales volume of IVIG products decreased by 3.4% for 2018, mainly reflecting decreased prescription volumes at various hospitals.

The average prices for human albumin and IVIG products decreased by 5.6% and 2.3%, respectively, in RMB terms in 2018 compared to 2017 because of greater sales volume in the distributor channel and lower prices to certain distributors reflecting intensified market competition for major plasma products. In USD terms, the average price for human albumin decreased by 3.6% in 2018 compared to 2017, and the average price for IVIG remained stable in 2018 compared to 2017.

Revenue from other immunoglobulin products increased by 18.8% in 2018 compared to 2017, reaching 12.7% of total sales as compared to 13.5% of total sales in 2017, mainly attributable to the increase in sales volume of both human rabies immunoglobulin and human tetanus immunoglobulin products.

Revenue from other plasma products, including human coagulation factor VIII, human prothrombin complex concentrate, and the newly launched human fibrinogen products, increased by 47.9% in RMB terms, or 49.8% in USD terms, in 2018 compared to 2017, representing 6.8% of total sales in 2018. The growth mainly came from the launch of our human fibrinogen products in the beginning of 2018, and the increased sales volumes of the Company’s human coagulation factor VIII and human prothrombin complex concentrate products, which is reflective of the Company’s ongoing medical marketing activities.

Revenue from placenta polypeptide products increased by 38.5% for 2018 as compared to 2017, reaching 14.6% of total sales, which was supported by higher unit selling prices in connection with the wider implementation of the two-invoice policy. However, the sales volume of placenta polypeptide products declined as a result of their inclusion in regional adjuvant drug lists, which put pressure on their prescription volume.

Cost of sales was $146.8 million in 2018 compared to $125.5 million in 2017. As a percentage of total sales, cost of sales decreased to 31.4% from 33.9% in 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales decreased to 33.6% of total sales, mainly because of a higher sales price for the Company’s placenta polypeptide product, which was partly offset by lower sales prices for its human albumin and IVIG products.

Gross profit increased by 30.7% to $320.1 million in 2018 from $244.9 million in 2017. Gross margin was 68.6% and 66.1% in 2018 and 2017, respectively.

Total operating expenses in 2018 increased by 59.5% to $173.9 million from $109.0 million in 2017. As a percentage of total sales, total expenses increased to 37.3% for 2018 from 29.4% for 2017. Excluding TianXinFu, total operating expenses increased by $42.5 million, or 39.0%, to $151.5 million for 2018. This increase (excluding TianXinFu) mainly consisted of an increase of $43.6 million in selling expenses, partly offset by a decrease of $1.8 million in general and administrative expenses.

Selling expenses in 2018 increased by $60.8 million, or 174.7%, to $95.6 million from $34.8 million for 2017. Nearly half of the increase came from selling expenses associated with placenta polypeptide products with the remainder related to the sales of plasma products and TianXinFu’s sales of its dura mater products. For placenta polypeptide products and certain hyper-immune products, as certain previous multi-layer distribution channels were disqualified due to the two-invoice policy, the Company implemented new sales strategies including using internal sales force or engaging third-party contract service entities to promote our products. For other plasma products, in order to strengthen our competitiveness in front of distribution channel customers, the Company incurred additional promotion and marketing costs. TianXinFu’s selling expenses included an amortization expense of $7.7 million for the intangible asset of customer relationships associated with the Company’s acquisition of TianXinFu. Excluding this intangible asset amortization expense, selling expenses accounted for 18.8% of total sales in 2018 compared to 9.4% in 2017.

General and administrative expenses in 2018 increased by $1.1 million, or 1.6%, to $68.8 million from $67.7 million for 2017. As a percentage of total sales, general and administrative expenses decreased to 14.8% for 2018 from 18.3% for 2017. The slight increase in general and administrative expenses from 2017 to 2018 was a combined result of 1) general and administrative expenses of TianXinFu; 2) increased legal fees mainly in relation to the lawsuit filed against the Company in the Cayman Islands by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company whose employment with the Company had previously been terminated for cause; and 3) Shandong Taibang’s increased depreciation expenses and property tax for its new facility, which was partially offset by a decrease in share-based compensation expenses.

Research and development expenses in 2018 increased by $3.0 million, or 46.2%, to $9.5 million from $6.5 million for 2017. In 2018 and 2017, the Company received government grants totaling $0.7 million and $0.4 million, respectively, and the Company recognized them as a reduction of our research and development expenses. Excluding this impact, our research and development expenses increased by $3.3 million for 2018 from 2017. As a percentage of total sales, our research and development expenses, excluding the impact of these recognized government grants, increased to 2.2% for 2018 from 1.9% for 2017. The increase mainly consisted of TianXinFu’s research and development expenses.

Income from operations in 2018 increased by 5.0% in RMB terms and 7.6% in USD terms, to $146.2 million from $135.9 million in 2017. Operating margin decreased to 31.3% in 2018 from 36.7% in 2017. Excluding TianXinFu, income from operations in 2018 decreased by 7.2% in RMB terms, and 5.1% in USD terms, to $129.0 million, and operating margin decreased to 30.6%.

Income tax expense in 2018 decreased by $46.2 million, or 72.0%, to $18.0 million for 2018 from $64.2 million for 2017. For the year ended December 31, 2017, the Company recorded a one-time income tax charge of $40.3 million, which represented the management’s estimate of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. Tax Reform. Based on new regulations and rules issued by the U.S. Department of the Treasury in August 2018, the management reassessed the amount and an amount of $7.5 million was reversed in the third quarter of 2018. Excluding the impact of repatriation tax, our effective income tax rate was 15.4% and 16.3% for 2018 and 2017, respectively.

Net income attributable to the Company increased by 81.9% in RMB terms, or 88.7% in USD terms, to $128.1 million in 2018 from $67.9 million in 2017. Net margin increased to 27.4% in 2018 from 18.3% in 2017. Diluted net earnings per share increased to $3.53 in 2018 compared to $2.38 in 2017. Excluding TianXinFu, net income attributable to the Company increased by 63.6% in RMB terms, or 69.4% in USD terms, in 2018 compared to 2017, and net margin increased to 27.2%.

Non-GAAP adjusted income from operations increased by 0.7% in RMB terms, or 3.6% in USD terms, to $177.7 million in 2018 from $171.6 million in 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 13.7% in RMB terms, or 11.4% in USD terms in 2018 compared to 2017.

Non-GAAP adjusted net income attributable to the Company increased by 0.6% in RMB terms and 3.3% in USD terms, to $145.9 million in 2018 from $141.2 million in 2017. Non-GAAP net margin decreased to 31.2% in 2018 from 38.1% in 2017. Non-GAAP adjusted net income per diluted share decreased to $4.02 in 2018 from $4.95 in 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 12.3% in RMB terms, or 10.0% in USD terms, in 2018 compared to 2017.

Non-GAAP adjusted income from operations for 2018 excludes $23.1 million in non-cash employee share-based compensation expenses, and $8.4 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for 2018 exclude $19.7 million in non-cash employee share-based compensation expenses, $5.7 million in amortization of acquired intangible assets and land use rights related to the acquisition of TianXinFu, and an income tax benefit of $7.5 million related to U.S. Tax Reform.

As of December 31, 2018, the Company had $338.9 million in cash on hand and demand deposits, $537.5 million in time deposits, and $76.0 million in short term investments.

Net cash provided by operating activities for 2018 was $103.9 million, including a $21.8 million contribution from TianXinFu, as compared to $102.2 million for 2017. Excluding TianXinFu, the $20.1million decrease in net cash provided by operating activities was mainly attributable to the increase in accounts receivable and decrease in income tax payable.

Excluding TianXinFu, accounts receivable increased by $53.5 million during 2018 as compared to $39.9 million during 2017. The accounts receivable turnover days for plasma products increased to 95 days during 2018 from 58 days during 2017, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distribution channel.

Excluding TianXinFu, income tax payable increased by $43.1 million in 2017 and decreased by $12.6 million in 2018. The increase in 2017 was mainly because of the one-time repatriation tax charge of $40.3 million. In the first half of 2018, the Company made the first batch of tax payment of approximately $3.3 million. Based on new regulations and rules issued by the U.S. Department of the Treasury in August 2018, the management reassessed the total repatriation tax amount and an amount of $7.5 million was reversed in the third quarter of 2018.

Excluding TianXinFu, inventories increased by $42.1 million in 2017 and $42.5 million in 2018, reflecting a slow-down of production and sales in reaction to the weaker market demand due to more-aggressive-than-expected implementation of government healthcare reform policies.

Net cash used in investing activities for 2018 was $558.9 million as compared to $60.9 million for 2017. In 2018, the Company paid $36.6 million for the acquisition of property, plant and equipment, intangible assets and land use rights, $10.8 million prepayments for investments in equity securities and the Company also purchased time deposit and short term investments in the amount of $2,726.8 million. This was partly offset by $97.7 million in cash received upon acquisition of TianXinFu and $2,117.6 million from the maturity of time deposits and short term investments. In 2017, the Company paid $38.3 million for the acquisition of property, plant and equipment, intangible assets, and land use rights and the Company also made time deposit of $22.7 million.

Net cash provided by financing activities for 2018 was $571.3 million as compared to net cash used in financing activities of $18.3 million for 2017. Net cash provided by financing activities for 2018 mainly included proceeds of $590.3 million from the issuance and sale of an aggregate of 5,850,000 ordinary shares of the Company to certain investors, and $1.1 million from stock options exercised, partially offset by a dividend of $10.1 million paid by Shandong Taibang to its non-controlling interest shareholders and $10.0 million prepayment to an investment bank for potential share repurchases. Net cash used in financing activities in 2017 mainly consisted of a dividend payment of $18.8 million made by the Company’s subsidiary to the non-controlling interest shareholder, which was partially offset by proceeds of $0.9 million from stock options exercised.

Financial Outlook

For the full year of 2019, the Company expects both non-GAAP adjusted income from operations and non-GAAP adjusted net income to increase by 4% to 6% in RMB terms over full year 2018 financial results.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.59 = $1.00 based on weighted average quarterly exchange rates in 2018 in translating 2018 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2019 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2019. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on March 7, 2019, which is 8:30 pm Beijing Time on March 7, 2019, to discuss its fourth quarter and fiscal 2018 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through March 14, 2019. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10129171

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the manufacturing and sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, amortization of acquired intangible assets and land use rights, and an income tax benefit related to U.S. Tax Reform. To supplement the Company's consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	USD	USD	USD
Sales	466,877,569	370,406,840	341,169,426

Cost of sales	146,787,236	125,517,021	124,034,448
Gross profit	320,090,333	244,889,819	217,134,978

Operating expenses
Selling expenses	95,575,830	34,843,935	11,679,242
General and administrative expenses	68,817,340	67,683,667	54,519,122
Research and development expenses	9,524,412	6,503,712	7,021,992
Income from operations	146,172,751	135,858,505	143,914,622

Other income (expenses)
Equity in income of an equity method investee	2,368,995	3,509,071	2,519,201
Interest income	13,706,750	7,623,624	7,815,780
Interest expense	(338,136)	(583,432)	(254,471)
Loss from disposal of a subsidiary	-	-	(75,891)
Other income, net	4,092,935	-	-
Total other income, net	19,830,544	10,549,263	10,004,619

Income before income tax expense	166,003,295	146,407,768	153,919,241

Income tax expense	18,036,180	64,171,809	25,125,820

Net income	147,967,115	82,235,959	128,793,421

Less: Net income attributable to noncontrolling interest	19,910,813	14,292,924	24,014,114

Net income attributable to China Biologic Products Holdings, Inc.	128,056,302	67,943,035	104,779,307

Earnings per share of ordinary share:
Basic	3.54	2.40	3.79
Diluted	3.53	2.38	3.74
Weighted average shares used in computation:
Basic	35,304,294	27,361,561	26,848,445
Diluted	35,432,959	27,605,623	27,249,144

Net income	147,967,115	82,235,959	128,793,421

Other comprehensive (losses)/income:
Foreign currency translation adjustment, net of nil income taxes	(60,783,829)	36,861,394	(31,303,262)

Comprehensive income	87,183,286	119,097,353	97,490,159

Less: Comprehensive income attributable to noncontrolling interest	12,794,989	17,876,743	19,026,592

Comprehensive income attributable to China Biologic Products Holdings, Inc.	74,388,297	101,220,610	78,463,567

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	338,880,559	219,336,848
Time deposits	537,478,040	22,895,200
Short term investments	76,048,594	-
Accounts receivable, net of allowance for doubtful accounts	125,115,842	77,267,275
Loan receivable - current	-	45,912,000
Inventories	243,295,512	209,570,835
Prepayments and other current assets, net of allowance for doubtful accounts	36,369,275	18,139,453
Total Current Assets	1,357,187,822	593,121,611

Property, plant and equipment, net	178,327,361	166,812,749
Intangible assets, net	53,258,871	536,338
Land use rights, net	32,204,342	24,853,163
Equity method investment	15,428,028	14,903,908
Prepayments for investments in equity securities	10,812,893	-
Loan receivable - non current	39,942,591	-
Goodwill	313,588,803	-
Other non-current assets	9,227,970	8,829,648
Total Assets	2,009,978,681	809,057,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	11,404,642	7,548,909
Income tax payable	11,010,347	14,258,544
Other payables and accrued expenses	99,933,793	75,827,864
Total Current Liabilities	122,348,782	97,635,317

Deferred income	2,824,212	3,476,877
Non-current income tax payable	26,899,038	37,067,138
Other liabilities	13,203,485	6,553,088
Total Liabilities	165,275,517	144,732,420

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
41,616,320 and 29,866,545 shares issued at December 31, 2018 and 2017, respectively;
39,361,616 and 27,611,841 shares outstanding at December 31, 2018 and 2017, respectively	4,162	2,987
Additional paid-in capital	1,189,698,494	140,230,395
Treasury share: 2,254,704 shares at December 31, 2018 and 2017, respectively, at cost	(56,425,094)	(56,425,094)
Retained earnings	634,482,738	506,426,436
Accumulated other comprehensive (losses)/income	(45,710,701)	7,957,304
Total equity attributable to China Biologic Products Holdings, Inc.	1,722,049,599	598,192,028

Noncontrolling interest	122,653,565	66,132,969

Total Shareholders’ Equity	1,844,703,164	664,324,997

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	2,009,978,681	809,057,417

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2018	2017	2016
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	147,967,115	82,235,959	128,793,421
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,809,041	11,691,731	11,962,983
Amortization	9,416,310	1,216,959	775,053
Loss on disposal of property, plant and equipment	1,001,000	3,228,845	293,098
Allowance for doubtful accounts - accounts receivable, net	655,148	23,783	123,239
Allowance for doubtful accounts - prepayments and other receivables	96,267	-	65,341
Impairment for other non-current assets	2,671,528	-	1,225,200
Write-down of obsolete inventories	-	-	256,862
Deferred income tax benefit	(4,159,890)	(3,252,516)	(3,006,541)
Share-based compensation	23,130,570	33,903,283	24,405,511
Equity in income of an equity method investee	(2,368,995)	(3,509,071)	(2,519,201)
Loss from disposal of a subsidiary	-	-	75,891
Excess tax benefits from share-based compensation arrangements	-	-	(2,613,831)
Change in operating assets and liabilities, net of effect of acquisition of TianXinFu:	-	-
Accounts receivable	(53,879,876)	(39,918,939)	(10,971,773)
Inventories	(42,594,485)	(42,078,261)	(40,077,384)
Prepayments and other current assets	(9,387,783)	(1,777,783)	1,946,800
Accounts payable	8,140,553	977,152	2,966,885
Income tax payable	(3,575,544)	6,047,808	6,022,145
Other payables and accrued expenses	23,693,979	16,821,694	4,221,669
Deferred income	(504,886)	(493,897)	(686,757)
Non-current income tax payable	(10,168,100)	37,067,138	-
Net cash provided by operating activities	103,941,952	102,183,885	123,258,611

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	97,702,278	-	-
Purchase of time deposits	(1,871,773,012)	(22,669,000)	-
Proceeds from maturity of time deposit	1,349,949,821	-	-
Purchase of short term investments	(855,074,467)	-	-
Proceeds from maturity of short term investments	767,654,706	-	-
Payment for property, plant and equipment	(31,743,146)	(37,504,440)	(49,371,318)
Payment for intangible assets and land use rights	(4,973,244)	(786,691)	(1,635,891)
Refund of payments and deposits related to land use right	-	-	10,297,893
Proceeds from disposal of property, plant and equipment and land use rights	124,560	64,914	393,019
Loans lent to a third party	-	-	(12,332,718)
Proceeds from disposal of a subsidiary	-	-	128,654
Prepayments for investments in equity securities	(10,812,893)	-	-
Net cash used in investing activities	(558,945,397)	(60,895,217)	(52,520,361)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	1,184,534	867,546	3,558,796
Proceeds from short-term bank loans	-	23,009,280	-
Repayment of short-term bank loans	-	(23,412,060)	-
Maturity of deposit as security for bank loans	-	-	37,756,405
Excess tax benefits from share-based compensation arrangements	-	-	2,613,831
Dividend paid by subsidiaries to noncontrolling interest shareholders	(10,145,395)	(18,789,151)	(7,921,952)
Proceeds from issuance of ordinary shares	590,265,000	-	-
Prepayment to an investment bank for potential share repurchase	(10,000,000)	-	-
Payment to noncontrolling interest shareholders in connection with their capital withdrawal	-	-	(58,091,018)
Net cash provided by/(used in) financing activities	571,304,139	(18,324,385)	(22,083,938)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	3,243,017	12,607,032	(9,826,672)

NET INCREASE IN CASH AND CASH EQUIVALENTS	119,543,711	35,571,315	38,827,640

Cash and cash equivalents at beginning of year	219,336,848	183,765,533	144,937,893

Cash and cash equivalents at end of year	338,880,559	219,336,848	183,765,533

Supplemental cash flow information
Cash paid for income taxes	35,449,581	24,691,429	22,210,476
Cash paid for interest expense	-	252,353	84,664
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	3,687,742	7,548,964	4,912,937
Set-off loan receivable against accounts payable	3,784,297	-	5,848,400
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	337,186,892	-	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	December 31,	December 31,
	2018	2017
	USD	USD
Income from Operations	42,644,418	19,594,582
Non-cash employee share-based compensation	(4,563,509)	9,187,749
Amortization of acquired intangible assets and land use rights	1,750,585	-
Expenses related to change of domicile and acquisition of TianXinFu	-	1,872,012
Adjusted Income from Operations - Non GAAP	39,831,494	30,654,343

Net Income Attributable to the Company	34,907,015	(24,644,413)
Non-cash employee share-based compensation	(5,419,385)	8,396,403
Income tax expense related to U.S. Tax Reform	-	40,290,367
Amortization of acquired intangible assets and land use rights	1,190,398	-
Expenses related to change of domicile and acquisition of TianXinFu	-	1,872,012
Adjusted Net Income Attributable to the Company - Non GAAP	30,678,028	25,914,369
Diluted EPS - Non GAAP	0.76	0.90

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,452,458	27,812,319

	For the Years Ended
	December 31,	December 31,
	2018	2017
	USD	USD
Income from Operations	146,172,751	135,858,505
Non-cash employee share-based compensation	23,130,570	33,903,283
Amortization of acquired intangible assets and land use rights	8,366,196	-
Expenses related to change of domicile and acquisition of TianXinFu	-	1,872,012
Adjusted Income from Operations - Non GAAP	177,669,517	171,633,800

Net Income Attributable to the Company	128,056,302	67,943,035
Non-cash employee share-based compensation	19,706,585	31,108,910
Amortization of acquired intangible assets and land use rights	5,689,013	-
Income tax expense (benefit) related to U.S. Tax Reform	(7,519,674)	40,290,367
Expenses related to change of domicile and acquisition of TianXinFu	-	1,872,012
Adjusted Net Income Attributable to the Company - Non GAAP	145,932,226	141,214,324
Diluted EPS - Non GAAP	4.02	4.95

Weighted average number of shares used in computation of Non GAAP diluted EPS	35,432,959	27,605,623

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